UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           Notification of Late Filing

          |X|  Form 10-K and Form 10-KSB |_|  Form 20-F |_|  Form 11-K |_|
                    Form 10-Q and Form 10-QSB |_|  Form N-SAR

        For Period Ended: March 31, 2001    Commission File Number: 0-15596

                                     PART I
                              SITI-SITES.COM, INC.
             (Exact name of Registrant as specified in its charter)

        Delaware                                      75-1940923
(State of incorporation)                    (IRS Employer Identification No.)

 594 BROADWAY, SUITE 1001, NEW YORK, NY                         10012
(Address of principal executive offices)                      (Zip Code)

                    Issuer's telephone number: (212) 925-1181

    Securities registered pursuant to Section 12(b) of the Act: Common stock,
                                 $.001 par value

                                     PART II

      Form 10-K cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 as follows:

|X| (a) For reasons described in Part III, Form 10-K for the fiscal year ended March 31, 2001 cannot be timely filed without unreasonable effort or expense, therefore, we are requesting a fifteen (15) day extension of time to file such form.

|X| (b) Form 10-K will be filed on or before the 15th day following its current due date of June 29, 2001.

|_| (c) The accounting statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

                                    PART III

      On Monday, June 25, 2001, four days before the due date of the Issuer's Annual Report on Form 10-K, the Issuer was informed that its Independent Accounting Firm, McGladrey & Pullen, LLP, would be unable to release their Independent Auditor's Report for the fiscal year ended March 31, 2001, pending completion of their audit of the newly discontinued operations of the New York Expo division. The work is in progress and is expected to be finished within the fifteen day extension period requested. No other reasons for delay are anticipated.

                                     PART IV

      (1) Name and telephone number of person to contact in regard to this modification: Lawrence M. Powers, Chairman, CEO, or Toni Ann Tantillo, CFO, both at 212.925.1181

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          |X|   Yes          |_|  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          |X|   Yes          |_|  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      As more fully disclosed in the Annual Report on Form 10-K for the fiscal year ended March 31, 2001, the Issuer discontinued the operations of its New York Expo.com division and the prior years' financial were restated to reflect the discontinued operation. In connection with the discontinuing of these operations, the Issuer's net income (loss) for the 2000 and 2001 fiscal years include approximately a $42,000 and $356,000 loss, respectively, from discontinued operations relating to this division. On a per share basis, the approximate net loss was $.14 for the fiscal year 2001, versus $.20 for 1999.

      Siti-Sites.com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 /s/ Toni Ann Tantillo
-----------------------
Date: 6/29/01                    By:  Toni Ann Tantillo